Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth elsewhere in this report.

Overview

We, ICZOOM Group Inc. (the “Company”), are an offshore holding company incorporated in Cayman Islands, conducting all of our operation in through our wholly owned subsidiaries established in China and Hong Kong.

We are a technology-driven company running an ecommerce trading platform and are primarily engaged in sales of electronic component products to customers in the PRC. Major electronic component products we sold to customers through our online e-commerce platform fall into two broad product categories: semiconductor products (such as integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/ electromechanical, etc.) and equipment, tools and other electronic component products (such as Maintenance, Repair and Operations (“MRO”), and various design tools, etc.). These products are primarily used by customers in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics, industry control segment with primary target customers being China small and medium-sized enterprises (“SMEs”). In addition to sales of electronic component products, we also provide services to customers to earn service commission fees, such services include, but not limit to, order fulfilment, temporary warehousing, logistic and shipping, and customs clearance, etc.

Built upon our proprietary industry knowledge and coupled with our SaaS suite, we are committed to working with our clients to understand their needs and challenges and offering suitable products and services to help them meet their respective needs. Our mission is to transform the traditional electronic component distribution business by offering SME customers integrated solutions and help them introduce innovative products, reduce their time to market, and enhance their overall competitiveness.

We primarily generate revenue from sales of electronic components products to customers. In addition, we have certain amount of revenue from service commission fee for services provided to our customers including, but not limit to, customs clearance, warehousing and product shipping and delivery services.

Our Organization

Our revenues increased by $2,620,087 or 3.0%, from $87,720,553 for the six months ended December 31, 2023 to $90,340,640 for the six months ended December 31, 2024. Revenues from sales of electronic component products accounted for 98.6% and 98.4% of our total revenues for the six months ended December 31, 2024 and 2023, respectively. Revenues from service commission fees accounted for 1.4% and 1.6% of our total revenues for the six months ended December 31, 2024 and 2023, respectively.

	For the six months ended December 31,
	2024 (Unaudited)		2023 (Unaudited)		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components	$89,068,580	98.6%	$86,329,512	98.4%	$2,739,068	3.2%
Service commission fee	1,272,060	1.4%	1,391,041	1.6%	(118,981)	(8.6)%
Total revenue	$90,340,640	100.0%	$87,720,553	100.0%	$2,620,087	3.0%

Key Factors That Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Effectiveness of Risk Management

The success of our business relies heavily on our ability to effectively evaluate customers’ credit profiles and the likelihood of default. We have devised and implemented a systematic credit assessment model and disciplined risk management approach to minimize customers’ default risk and mitigate the impact of default. Specifically, our assessment model and risk management capabilities enable us to select high-quality SME customers whose financial conditions and background meet our selection criteria. There can be no assurance that our risk management measures will allow us to identify or appropriately assess whether customer payments due will be collected when due. If our risk management approach is ineffective, or if we otherwise fail or are perceived to fail to manage the impact of default, our reputation and market share could be materially and adversely affected, which would severely impact our business and results of operations.

Our Ability to Attract Additional Customers and Increase the Spending Per Customer

Our major customers are China’s SMEs running their businesses in the consumer electronic industry, Internet of Things, automotive electronics, and industry control segment, etc. We currently sell our electronic component products to these customers in 18 provinces in China, with significant customers located in Guangdong Province, Jiangsu Province, Liaoning Province, Sichuan Province Beijing City and Shanghai City in China. We plan to expand our business to extended geographic areas to cover 80% of the provinces in China within the next 1-2 years. For the six months ended December 31, 2024 and 2023, we had total 574 and 634 customers, respectively. No single customer accounted for more than 10% of our total revenue in either period. For the six months ended December 31, 2024 and 2023, our top 10 customers in aggregate accounted for 27.8% and 26.4% of the total revenue, respectively. Our dependence on a small number of larger customers could expose us to the risk of substantial losses if a single large customer stop purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces the quantity of the products it purchases from us or stops purchasing from us, our net revenues could be materially and adversely affected. Therefore, the success of our business in the future depends on our effective marketing efforts to expand our distribution network in the PRC in an effort to increase our geographic penetration. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

Our Ability to Increase Awareness of Our Brand and Develop Customer Loyalty

Our brand is integral to our sales and marketing efforts. We will promote our company brand to enhance customer recognition of our company brand; at the same time, we will increase our customers’ stickiness through our SaaS services. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our electronic component products and is an important element in our effort to increase our customer base. Successful promotion of our brand name will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our ability to establish and retain long-term strategic relationship with suppliers

We source our products from various suppliers, mainly including some of the top brand-name suppliers in electronic component product categories. Maintaining good relationships with these suppliers and procuring products from suppliers on favorable terms are important to the growth of our business. With the growth of our e-commerce platform, we expect we will be able to continuously provide more demand information to our suppliers. However, there can be no assurance that our current suppliers will continue to sell electronic component products to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply of electronic component products in a timely and cost-efficient manner. If we are unable to develop and maintain good relationships with suppliers, we may not be able to offer products demanded by our customers, or to offer them in sufficient quantities and at prices acceptable to them. In addition, if our suppliers cease to provide us with favorable pricing or payment terms or exchange privileges, our working capital requirements may increase and our operations may be materially and adversely affected. Any deterioration in our relationship with major suppliers, or a failure to timely resolve disputes with or complaints from our major suppliers, could materially and adversely affect our business, prospects and results of operations.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Because orders from SMEs are often very complicated and the order amount is small, the cost of serving them for the existing traditional business model is relatively high. We reduce our operating cost through our advanced e-commerce business model and effectively serve SMEs at an effective low cost. Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (including third-party electronic component product purchase costs, tariffs, inbound freight and shipping costs, warehouse lease and overhead costs and business taxes) have a direct impact on our profitability. The inventory purchase costs are subject to price volatility and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. Price increases may adversely impact our financial results. In addition, our staffing costs (including salary and employee benefit expense) and administrative expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. To the extent that the costs we are required to pay to our suppliers and our staffs exceed our estimates, our profit may be impaired. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

Our Ability to Compete Successfully

The electronic component procurement market in China is intensely competitive. We face competition from large information based B2B e-commerce companies, offline distributors, vendors, and traders of electronic components, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through their online service platforms. Some of our current and potential competitors have significantly greater financial, technical or marketing resources than we do. In addition, some of our competitors or new entrants may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Our failure to properly respond to increased competition and the above challenges may reduce our operating margins, market share and brand recognition, or force us to incur losses, which will have a material adverse effect on our business, prospects, financial condition and results of operations.

A Severe or Prolonged Slowdown in The Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Net Revenue

Our net revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold.

	For the six months ended December 31,
	2024 (Unaudited)	2023 (Unaudited)	Variances	%
Sales of electronic components:
Sales of semiconductor products	91.8%	87.0%
Sales of equipment, tools and others	6.8%	11.4%
Total sales of electronic component products	98.6%	98.4%
Service commission fee	1.4%	1.6%
Total revenue	100.00%	100.00%

Number of customers for electronic component products	484	487	(3)	(0.6)%
Number of customers for services	90	147	(57)	(38.8)%
Total number of customers	574	634	(60)	(9.5)%

Stock-keeping unit (SKU) available for sale-Semiconductor	7,801	6,955	846	12.2%
Stock-keeping unit (SKU) available for sale-Equipment and tools	1,185	1,418	(233)	(16.4)%
Total SKUs	8,986	8,373	613	7.3%

Sales volume for semiconductor (Unit)	608,493,703	552,511,982	55,981,721	10.1%
Sales volume for equipment, tools and others (Unit)	1,290,864	4,626,382	(3,335,518)	(72.1)%
Total sales volume of electronic component products	609,784,567	557,138,364	52,646,203	9.4%

Average selling price of semiconductor	$0.14	$0.14	$-	-%
Average selling price of equipment, tools and others	$4.73	$2.17	$2.56	117.9%

Revenues from sales of electronic component products accounted and 98.6% and 98.4% of our total revenues for the six months ended December 31, 2024 and 2023, respectively. Electronic component products sold to customers by us fall into two categories: (i) semiconductor products and (ii) electronic equipment, tools and other products. Our semiconductor products primarily include various integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/electromechanical and our equipment, tools and other electronic component products primarily include various MRO, and design tools.

Total SKUs sold to customers increased by 7.3% from 8,373 different products for the six months ended December 31, 2023 (including 6,955 different variety of semiconductor products and 1,418 different variety of equipment and tools products) to 8,986 different products for the six months ended December 31, 2024 (including 7,801 different variety of semiconductor products and 1,185 different variety of equipment and tools products). The increase in variety of product offerings enabled us to target more customers to meet their needs and increase our sales volume by 9.4% or 52.6 million units. We also count the number of the repeat customers, measured by the number of the customers who made orders in the current period with transaction records with us in the last six months. And the number of the repeat customers for the six months ended December 31, 2024 was 450, and the repeat customers accounted for 78.4% of the total customers for the six months ended December 31, 2024 while the repeat customers accounted for 82.5% for the six months ended December 31, 2023. Our customers are mainly SMEs who rely on our e-commerce platform for one-stop procurement, as well as the add-on services to lower the total cost of procurement conducted by themselves. Even though the electronics industry is subject to short product life cycles, fast changing product trends, constantly evolving technologies and customers with frequent purchase needs, our relatively short inventory turnover period and the large number of the SKUs enable us to satisfy our customers’ frequent, changing, and various demands and further to maintain a long-term business relationship with our customers. Therefore, the increasing percentage of the repeat customers reflected the increasing high satisfactions and loyalty of our existing customers who made orders on our platform, as one of the indicators of the performance of our services and business. Our management references to the number of repeat customers to monitor our customers’ satisfaction levels and takes it into consideration for the future development of the business. These factors have led to a 3.2% increase in our total revenue from sales of electronic component products for the six months ended December 31, 2023 to the six months ended December 31, 2024.

Service commission fee revenue from providing customs clearance, temporary warehousing, and logistic and shipping services to customers accounted for 1.4% and 1.6% of our total revenues for the six months ended December 31, 2024 and 2023, respectively. We earn a commission fee ranging from 0.15% to 2.0% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable. Number of customers for our services decreased by 38.8% from 147 customers for the six months ended December 31, 2023 to 90 for the six months ended December 31, 2024.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (third-party products purchase price, tariffs, inbound freight costs, warehouse lease and overhead costs and business taxes) and sales taxes. Cost of goods sold generally changes as affected by factors including the availability of the third-party products in the market, the purchase price of third-party products, sales volume and product mix changes. Our cost of revenues accounted for 96.7% and 97.5% of our total revenue for the six months ended December 31, 2024 and 2023, respectively.

Our gross margin was 3.3% for the six months ended December 31, 2024, an increase by 0.8% from gross margin of 2.5% for the six months ended December 31, 2023. Our gross profit and gross margin is affected by sales of different product mix during each reporting period. Our gross margin increases when more revenue comes from products with lower costs and higher margin, while our gross margin decreases when more revenue comes from products with higher costs and lower margin. For the six months ended December 31, 2024, we earned more revenue from products with lower costs and higher margin. These factors led to the increase in our gross profit and in gross margin. See detailed discussion under “Results of Operation”.

Operating Expenses

Our operating expenses consist of selling expenses, and general and administrative expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, warehouse rental expense, shipping and delivery expenses, tariff expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses accounted for both 0.9% of our total revenue for the six months ended December 31, 2024 and 2023. Our total selling expenses increased by $23,323 or 3.0% for the six months ended December 31, 2024 compared to the six months ended December 31, 2023, and the increase was due to the increase in exhibition fees and the increased depreciation of renovation costs.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, bad debt reserve expenses, office supply and utility expenses, business travel and meals expenses, and professional service expenses. General and administrative expenses were 1.8% and 1.7% of our revenue for the six months ended December 31, 2024 and 2023, respectively. Our general and administrative expenses in terms of our total revenue increased from 1.7% in the first half of fiscal year 2024 to 1.8% in the first half of fiscal year 2025. Our total general and administrative expenses increased by $111,195 or 7.3% in terms of dollar amount, for the six months ended December 31, 2024 compared to the six months ended December 31, 2023, and the increase was largely due to the increased expenses in the professional services in connection with registration and financings after the IPO  and the financial software. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Results of Operations

The following table summarizes our operating results as reflected in our statements of income and comprehensive income during the six months ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended December 31,
	2024 (Unaudited)		2023 (Unaudited)		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components	$89,068,580	98.6%	$86,329,512	98.4%	$2,739,068	3.2%
Service commission fee	1,272,060	1.4%	1,391,041	1.6%	(118,981)	(8.6)%
Total revenue	90,340,640	100.0%	87,720,553	100.0%	2,620,087	3.0%
Cost of revenues	87,381,979	96.7%	85,533,907	97.5%	1,848,072	2.2%
Gross profit	2,958,661	3.3%	2,186,646	2.5%	772,015	35.3%

Operating expenses
Selling expenses	799,330	0.9%	776,007	0.9%	23,323	3.0%
General and administrative expenses	1,634,197	1.8%	1,523,002	1.7%	111,195	7.3%
Total operating expenses	2,433,527	2.7%	2,299,009	2.6%	134,518	5.9%
Income/(Loss) from operations	525,134	0.6%	(112,363)	(0.1)%	637,497	(567.4)%

Other income (expenses)
Interest expenses	(210,574)	(0.2)%	(351,806)	(0.4)%	141,232	(40.1)%
Income from short-term investment	7,062	0.0%	59,174	0.1%	(52,112)	(88.1)%
Foreign exchange transaction gain/ (loss)	480,084	0.5%	(559,655)	(0.6)%	1,039,739	(185.8)%
Subsidy income	36,346	0.0%	11,409	0.0%	24,937	218.6%
Other expenses	(90,027)	(0.1)%	(93,481)	(0.1)%	3,454	(3.7)%
Total other income /(expenses), net	222,891	0.2%	(934,359)	(1.1)%	1,157,250	(123.9)%
Income/ (Loss) before income tax	748,025	0.8%	(1,046,722)	(1.2)%	1,794,747	(171.5)%
INCOME TAX BENEFIT	32,917	0.0%	324,977	0.4%	(292,060)	(89.9)%
Net income/ (loss)	$780,942	0.9%	$(721,745)	(0.8)%	$1,502,687	(208.2)%

Revenue

We generated revenue from the sales of electronic components and the service commission fees. Our total revenue increased by $2.6 million or 3.0%, to $90.3 million for the six months ended December 31 2024 from $87.7 million for the six months ended December 31, 2023. The increase was largely due to that the number of new customers rose by 16 or 15.1% from 106 as of December 31, 2023 to 122 as of December 31, 2024.

	For the six months ended December 31,
	2024 (Unaudited)		2023 (Unaudited)		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components
Revenue from sales of semiconductor	$82,963,649	91.8%	$76,288,843	87.0%	$6,674,806	8.7%
Revenue from sales of equipment, tools and others	6,104,931	6.8%	10,040,669	11.4%	(3,935,738)	(39.2)%
Subtotal of sales of electronic component products	89,068,580	98.6%	86,329,512	98.4%	2,739,068	3.2%

Service commission fee	1,272,060	1.4%	1,391,041	1.6%	(118,981)	(8.6)%
Total revenue	$90,340,640	100.0%	$87,720,553	100.0%	$2,620,087	3.0%

(1) Revenue from sales of electronic component products

Revenue from sales of electronic components increased by $2.7 million or 3.2%, to $89.1 million for the six months ended December 31, 2024 from $86.3 million for the six months ended December 31, 2023.

Our electronic component products sold to customers fall into two categories: semiconductor products and electronic equipment, tools and other products.

	For the six months ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$50,230,439	$30,881,697
Power/Circuit Protection	7,295,982	7,381,913
Discrete	4,899,369	7,274,989
Passive Components	4,419,834	22,672,366
Optoelectronics/Electromechanical	6,801,995	3,240,380
Other semiconductor products	9,316,030	4,837,497

Equipment, tools and others:
Equipment	2,192	4,531,976
Tools and others	6,102,739	5,508,694
Total sales of electronic components products	$89,068,580	$86,329,512
Service commission fees	1,272,060	1,391,041
Total revenue	$90,340,640	$87,720,553

Our semiconductor products primarily include various integrated circuits, power/circuit protection, discrete, passive components, optoelectronics/electromechanical, etc. Revenue from sales of electronic components increased primarily because of the increased sales of integrated circuits. Our total SKU of semiconductor sold increased by 613 or 7.3% from 8,373 for the six months ended December 31, 2023 to 8,986 for the six months ended December 31, 2024. The increase in product offerings enabled us to target more customers to meet their needs.

(2) Service commission fees

Service commission fees decreased by $0.1 million or 8.6%, to $1.3 million for the six months ended December 31, 2024 from $1.4 million for the six months ended December 31, 2023. We provide customs clearance when customers purchase electronic component products directly from overseas suppliers, as well as temporary warehousing, and logistic and shipping services after the customs clearance. Number of customers for our services decreased by 38.8% from 147 customers for the six months ended December 31, 2023 to 90 for the six months ended December 31, 2024.

Cost of Revenues

Our cost of revenues primarily consists of third-party products purchase price, tariffs associated with import products from overseas suppliers, inbound freight costs, warehousing and overhead costs and business taxes.

The following table sets forth the breakdown of our cost of revenues for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024 (Unaudited)		2023 (Unaudited)
	Amount	% of total cost	Amount	% of total cost	Variances	%
Third-party products purchase costs	$86,314,321	98.8%	$84,428,127	98.7%	$1,886,194	2.2%
Tariffs	637,348	0.7%	577,332	0.7%	60,016	10.4%
Inbound shipping and delivery costs	171,112	0.2%	249,883	0.3%	(78,771)	(31.5)%
Warehouse lease and overhead costs	232,147	0.3%	229,777	0.3%	2,370	1.0%
Business taxes	27,051	0.0%	48,788	0.0%	(21,737)	(44.6)%
Total cost of revenues	$87,381,979	100.0%	$85,533,907	100.0%	$1,848,072	2.2%

Total cost of revenue increased by $1.8 million, or 2.2%, from $85.5 million for the six months ended December 31, 2023 to $87.4 million for the six months ended December 31, 2024. The increase in our cost of revenue was largely attributable to increased third-party product purchase costs which were in line with the increase of the sales of electronic component products. The third-party product purchase costs increased by $1.9 million or 2.2% from $84.4 million for the six months ended December 31, 2023 to $86.3 million for the six months ended December 31, 2024. On the other hand, tariffs increased by $60,016 or 10.4% from $0.58 million for the six months ended December 31, 2023 to $0.64 million for the six months ended December 31, 2024. The increase was due to increased purchases of high-tariff electronic components from the overseas suppliers as the product mix changed. the combined factors led to the increase of the total cost of revenues.

Gross profit

Our gross profit increased by $0.77 million or 35.3%, from $2.2 million for the six months ended December 31, 2023 to $3.0 million for the six months ended December 31, 2024. Our gross margin increased by 0.8%, from 2.5% for the six months ended December 31, 2023 to 3.3% for the six months ended December 31, 2024. Our gross profit and gross margin are affected by sales of different product mix during each reporting period. For the six months ended December 31, 2024, we earned more revenue from products with lower costs and higher margin, which led to the increase in both our gross profit and our gross margin.

Total operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024 (Unaudited)		2023 (Unaudited)		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Total revenues:	$90,340,640	100.0%	$87,720,553	100.0%	$2,620,087	3.0%
Operating expenses:
Selling expenses	799,330	0.9%	776,007	0.9%	23,323	3.0%
General and administrative expenses	1,634,197	1.8%	1,523,002	1.7%	111,195	7.3%
Total operating expenses	$2,433,527	2.7%	$2,299,009	2.6%	$134,518	5.9%

Selling expenses

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, office rental expense, shipping and delivery expenses, customs clearance, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the six months ended December 31,
	2024 (Unaudited)		2023 (Unaudited)		Variances
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$384,715	48.1%	$381,872	49.2%	$2,844	0.7%
Lease expense	72,991	9.1%	74,332	9.6%	(1,341)	(1.8)%
Shipping and delivery expenses	177,918	22.3%	201,503	26.0%	(23,585)	(11.7)%
Sales promotion	52,706	6.6%	43,103	5.6%	9,603	22.3%
Business travel and meals expenses	18,897	2.4%	21,336	2.7%	(2,438)	(11.4)%
Tariffs	10,570	1.3%	10,705	1.4%	(135)	(1.3)%
Utility and office expenses	64,638	8.1%	38,466	5.0%	26,172	68.0%

Other sales promotion related expenses	16,895	2.1%	4,690	0.6%	12,204	260.2%
Total selling expenses	$799,330	100.0%	$776,007	100.0%	$23,323	3.0%

Our selling expenses increased by $23,323 or 3.0%, from $776,007 for the six months ended December 31, 2023 to $799,330 for the six months ended December 31, 2024, primarily attributable to that (i) salary and employee benefit expenses increased by $2,844 or 0.7% from $381,872 for the six months ended December 31, 2023 to $384,715 for the six months ended December 31, 2024 because of the increased bonus to the sales team as our total revenue increased; (ii)sales promotion and utility and office expenses together increased by $35,775, due to increased expenses in exhibition and depreciation of fixed assets ; (iii) shipping and delivery expenses decreased by $23,585, due to a decrease in the average number of logistics warehousing personnel by 3 per month;

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, office supply and utility expenses, business travel and meals expenses, and professional service expenses.

	For the six months ended December 31,
	2024 (Unaudited)		2023 (Unaudited)		Variances
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$456,658	27.9%	$567,637	37.3%	$(110,979)	(19.6)%
Lease expense	48,390	3.0%	48,686	3.2%	(296)	(0.6)%
Transportation, travel and meals expenses	162,991	10.0%	128,959	8.5%	34,032	26.4%
Utility and office expenses	117,079	7.2%	100,458	6.6%	16,621	16.5%
Professional service fee	558,683	34.2%	381,343	25.0%	177,340	46.5%
Bank charges	38,156	2.3%	59,725	3.9%	(21,569)	(36.1)%
Insurance	25,721	1.6%	4,272	0.3%	21,449	502.1%
Research and development expenses	190,519	11.7%	196,919	12.9%	(6,400)	(3.3)%
Others	36,000	2.2%	35,003	2.3%	997	2.8%
Total general and administrative expenses	$1,634,197	100.0%	$1,523,002	100.0%	$111,195	7.3%

Our general and administrative expenses increased by $111,195 or 7.3% from $1,523,002 for the six months ended December 31, 2023 to $1,634,197 for the six months ended December 31, 2024, primarily attributable to professional service fee and utility and office expenses together increased by $193,961 or 40.3% due to the increased expenses in the professional service in connection with registration and financings after the IPO and the financial software. The increase was offset by that the salary and the employee benefit expenses decreased by $110,979 or 19.6% due to the decreased salaries to the senior management.

Other income (expenses)

Other income (expenses) primarily included interest income, interest expenses, foreign exchange gain or loss, government subsidiary income, gain or loss from disposal of fixed assets, other non-operating income or expenses. Other expense increased by $1.2 million from other expenses of $934,359 for the six months ended December 31, 2023 to other income of $222,891 for the six months ended December 31, 2024 , which is mainly due to foreign exchange gain increased by $1,039,739 from foreign exchange loss of $559,655 for the six months ended December 31, 2023 to foreign exchange gain of $480,084 for the six months ended December 31, 2024, due to more exchange income derived from the favourable USD and other currency exchange rates against RMB on our foreign currency denominated account receivables.

Income tax benefit

Our income tax benefit was $32,917 for the six months ended December 31, 2024, a decrease of $0.3 million or 89.9% from income tax benefit $324,977 for the six months ended December 31, 2023.

Net Income/(loss)

As a result of the foregoing, we reported the net income of $0.78 million for the six months ended December 31, 2024, representing a $1.5 million increased from the net loss of $0.72 million for the six months ended December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2024, we had $5.7 million in cash and restricted cash on hand as compared to $5.5 million as of June 30, 2024. We also had $33.6 million in accounts receivable. Our accounts receivable primarily include balance due from customers for our electronic component products sold and delivered to customers. We believe that our customers are unlikely to default because of our long-term business relationships with them and our belief that the collectability risk is low based on our historical experience and collection history with them and the remaining balance is expected to be collected by June 30, 2025.

Current foreign exchange and other regulations in the PRC may restrict the PRC operating entities in their ability to transfer their net assets to the Company and its subsidiaries in Hong Kong. However, these restrictions have no impact on the ability of these PRC operating entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

As of December 31, 2024, we had advances to suppliers of $1.0 million representing our prepayment to various suppliers to lock the purchase of electronic component products at favorable prices. 99.6% or $1.0 million of the advance to suppliers balance as of December 31, 2024 has been realized by April 30, 2025.

As of December 31, 2024, we had outstanding accounts payable (“AP”) of $10.6 million, representing balance due to suppliers for purchase of electronic components products. 100.0% or $10.6 million of the AP balance as of December 31, 2024 has been realized by April 30, 2025.

As of December 31, 2024, we had contract liabilities of $2.7 million, recognized for contracts where payment has been received in advance of delivery. 84.0% or $2.3 million of the contract liabilities balance as of December 31, 2024 has been realized by April 30, 2025.

As of December 31, 2024, we had outstanding bank loans of approximately $10.7 million. We expect that we will be able to renew all of our existing bank loans upon their maturity based on past experience and our good credit history.

As of December 31, 2024, our working capital amounted to approximately $15.2 million. We intend to finance our future working capital requirements from cash generated from operating activities, the proceed form public offering, bank borrowings and financial support from related parties. However, we may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least 12 months from the date of this filling.

The following table sets forth summary of our cash flows for the periods indicated:

	For the six months ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$1,464,140	$(1,026,221)
Net cash used in investing activities	(22,279)	(127,888)
Net cash provided by financing activities	333,684	2,987,399
Effect of exchange rate fluctuation on cash and restricted cash	(1,584,647)	(1,568,816)
Net increase in cash and restricted cash	190,898	264,474
Cash and restricted cash at beginning of period	5,484,960	6,413,367
Cash and restricted cash at end of period	$5,675,858	$6,677,841

Operating Activities

Net cash provided by operating activities was $1,464,140 for the six months ended December 31, 2024, which primarily consisted of the following:

●	Net income of $780,942 for the six months ended December 31, 2024.

●	An increase in accounts receivable of $5,641,073. The increase was because the increased revenue and decreased collection from the customers.

●	A decrease in advance to suppliers of $3,040,273 as some electronic components purchased from suppliers had account periods.

●	A decrease in contract liabilities of $318,381. Our customers are typically required to make certain prepayment to us before we purchase products from suppliers. We record such prepayment as contract liabilities because our performance obligation associated with delivery of products to customers had not been satisfied as of the balance sheet date.

●	An increase in accounts payable of $5.4 million. Due to our increased sales for the six months ended December 31, 2024, we increased the purchase of electronic component products from various suppliers with payment terms ranging from one to three months.

Net cash used in operating activities was $1,026,221 for the six months ended December 31, 2023, which primarily consisted of the following:

●	Net loss of $721,745 for the six months ended December 31, 2023.

●	A decrease in accounts receivable of $28,931,833. The decrease was because the reduced revenue and increased collection from the customers.

●	An increase in advance to suppliers of $279,267 as some electronic components purchased from suppliers required more upfront repayments.

●	An increase in deferred revenue of $264,015. Our customers are typically required to make certain prepayment to us before we purchase products from suppliers. We record such prepayment as deferred revenue because our performance obligation associated with delivery of products to customers had not been satisfied as of the balance sheet date.

●	A decrease in accounts payable of $27.7 million as some electronic components purchased from suppliers required more upfront repayments. The decrease was due to the reduced purchased goods from the third parties.

Investing Activities

Net cash used in investing activities amounted to $22,279 for the six months ended December 31, 2024, primarily consisting of purchase of property and equipment of $16,371, purchase of intangible assets of $5,908.

Net cash used in investing activities amounted to $127,888 for the six months ended December 31, 2023, primarily consisting of purchase of property and equipment of $70,490, purchase of intangible assets of $57,398, an increase in short-term investment $1,129,600 to purchase interest-bearing wealth management financial products from PRC banks to earn interest income, offset by a collection of $1,129,600 short-term investments proceeds upon maturity.

Financing Activities

Net cash provided by financing activities amounted to $333,684 for the six months ended December 31, 2024, primarily consisting of proceeds from short-term bank loans of $9,961,479, proceeds from borrowings from related parties as working capital of $3,176,805 and the proceeds from option exercise  of $116,902, offset by a repayment of short-term bank loans of $9,399,183, a repayment of notes payable of $1,543,465 and a repayment of borrowings from related parties as working capital of $1,978,854.

Net cash provided by financing activities amounted to $2,987,399 for the six months ended December 31, 2023, primarily consisting of proceeds from short-term bank loans of $14,666,970, proceeds from notes payable of $2,965,200, proceeds from borrowings from related parties as working capital of $6,299,295 and proceeds from borrowing from third-parties working capital of $746,000, offset by a repayment of short-term bank loans of $14,638,095, a repayment of notes payable of $1,425,200, a repayment of borrowings from related parties as working capital of $4,568,244, and a repayment of third parties borrowings of $746,000.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2024 and June 30, 2024.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.